Exhibit (e)(18)

[  ], 2024

[Participant Name]

c/o last address on file with the Company

Reference is made to your offer letter with CymaBay Therapeutics, Inc., a Delaware corporation (the “Company” and, such offer letter, the “Offer Letter”). Unless otherwise expressly set forth herein, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Offer Letter.

You and the Company hereby agree that this letter (this “Amendment”) amends certain provisions of the Offer Letter as set forth herein. The effectiveness of this letter is contingent upon the Closing of the Offer (as such terms are defined in the Agreement and Plan of Merger, dated as of February 11, 2024 (the “Merger Agreement”), by and among the Company, Gilead Sciences, Inc., a Delaware corporation (“Parent”), and Pacific Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent.

In consideration of the covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which the parties hereto acknowledge, the parties hereto covenant and agree that the Offer Letter is amended as follows:

1.	Section [ ] of the Offer Letter is hereby amended solely to delete the following clause:

“and net of any amounts earned by you pursuant to any employment or consulting arrangements obtained by you following such termination [(other than the activities described in the last sentence of Section [ ])]”

2.	Section [ ] of the Offer Letter is hereby amended and restated as follows:

(a) Notwithstanding anything in any plan, contract or agreement to the contrary, in the event any Payment (as defined below) to you would be subject to the Excise Tax (as defined below), you will be entitled to receive an additional payment (a “Make-Whole Payment”) in an amount such that, after payment by you of all taxes (and any interest or penalties imposed with respect to such taxes), including any income and employment taxes and Excise Taxes imposed upon the Make-Whole Payment, you retain an amount by means of the Make-Whole Payment equal to the Excise Tax imposed upon such Payments. The Company’s obligation to make Make-Whole Payments will not be conditioned upon your termination of employment.

(b) As a condition to your eligibility to receive the Make-Whole Payment, (i) all determinations required to be made under this section, including whether and when a Make-Whole Payment is required, the amount of such Make-Whole Payment and the assumptions to be utilized in arriving at such determination, shall be made in accordance with the terms of this section by Golden Parachute Tax Solutions LLC (the “Accounting

Firm”), (ii) you shall provide the Accounting Firm with such information and documents as the Accounting Firm may reasonably request in making such determination and (iii) you agree to prepare and file all applicable tax returns in a manner consistent with the final written opinion of the Accounting Firm, unless otherwise required by a Final Determination (as defined below).

(c) For purposes of determining the amount of any Make-Whole Payment, you shall be deemed to pay Federal income tax at the highest marginal rate applicable to individuals in the calendar year in which any such Make-Whole Payment is to be made and deemed to pay state and local income taxes at the highest marginal rates applicable to individuals in the state or locality of your residence or place of employment in the calendar year in which any such Make-Whole Payment is to be made, net of the maximum reduction in Federal income taxes that can be obtained from deduction of state and local taxes and taking into account limitations applicable to individuals subject to Federal income tax at the highest marginal rate. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Make-Whole Payment, as determined pursuant to this section, shall be paid by the Company to you or remitted by the Company to the applicable tax authority, as applicable, within ten (10) business days of the receipt of the Accounting Firm’s determination, but in no event later than five (5) business days prior to the date on which the applicable taxes are required to be paid by you or the Company. The Accounting Firm shall provide detailed supporting written calculations both to the Company and to you within (30) days of any such determination; provided that, if the Accounting Firm determines that no Excise Tax is payable by you, it shall so indicate to you in writing.

(d) As a result of the uncertainty in the application of Section 4999 of the Code, at the time of the initial determination by the Accounting Firm hereunder, it is possible that Make-Whole Payments that will not have been made by the Company should have been made (an “Underpayment”), consistent with the calculations required to be made hereunder. In the event the Company exhausts its remedies pursuant to paragraph (e) (or elects not to pursue (or to cease pursuing) such remedies) and you thereafter are required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be paid by the Company to you within ten (10) business days of the receipt of the Accounting Firm’s determination, but in no event later than five (5) business days prior to the date on which the applicable taxes are required to be paid by you or the Company. Further, the Company shall indemnify and hold you harmless, on an after-tax basis, from any Excise Tax or income or employment tax (including interest or penalties with respect thereto) imposed as a result of the Accounting Firm’s failure or inability to timely perform any determinations or calculations described in this paragraph.

(e) You shall notify the Company in writing of any written claim by the Internal Revenue Service that, if successful, would require the payment by the Company of a Make-Whole Payment. Such notification shall be given as soon as practicable, but no later than ten (10) business days after you are informed in writing of such claim. Failure to give timely notice shall not prejudice your right to Make-Whole Payments and rights of indemnity under this section. You shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. You shall not pay such claim prior to the expiration of the thirty (30)-day period following the date on which you give such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due), and, for the avoidance of doubt, your payment of such claim after the expiration of such period shall not prejudice your right to Make-Whole Payments under this section. If, instead, the Company notifies you in writing prior to the expiration of such period that the Company desires to contest such claim, you shall: (i) give the Company any information reasonably requested by the Company relating to such claim, (ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including accepting legal representation with respect to such claim by an attorney selected by the Company which is reasonably acceptable to you, (iii) cooperate with the Company in good faith in order to contest such claim and (iv) permit the Company to direct any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional income taxes, interest and penalties, and the costs and expenses incurred by you for any personal legal or tax representation reasonably required by you) incurred in connection with any such contest, and shall indemnify and hold you harmless, on an after-tax basis, for any Excise Tax or income tax (including interest or penalties) imposed as a result of such representation and payment of costs and expenses in addition to any Make-Whole Payment that may be due under this section. Without limitation on the foregoing provisions of this paragraph (e), the Company will control all proceedings taken in connection with such contest and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion and without prejudice to your right to Make-Whole Payments under this section, either pay the tax claimed to the appropriate taxing authority on your behalf and direct you to sue for a refund or contest the claim in any permissible manner, and you agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company may determine; provided, however, that, if the Company pays such claim and directs you to sue for a refund, the Company shall indemnify and hold you harmless, on an after-tax basis, from any Excise Tax or income or employment tax (including interest or penalties with respect thereto) imposed with respect to such payment or with respect to any imputed income in connection with such payment; and provided, further that any extension of the statute of limitations relating to payment of taxes for your taxable year with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which the Make-Whole Payments would be payable hereunder and you shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(f) If, after your receipt of a Make-Whole Payment or payment by the Company of an amount on your behalf pursuant to paragraph (e), you receive any refund with respect to the Excise Tax to which such Make-Whole Payment relates, within five (5) business days, you shall (subject to the Company’s complying with the requirements of paragraph

(e) to the extent applicable) pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after payment by the Company of an amount on your behalf pursuant to paragraph (e), a determination is made that you are not entitled to any refund with respect to such claim and the Company does not notify you in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then the amount of such payment shall offset, to the extent thereof, the amount of any Make-Whole Payment required to be paid.

(g) For purposes of this section, (i) “Excise Tax” means the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), together with any interest or penalties imposed with respect to such tax; (ii) “Final Determination” means (x) in respect of U.S. Federal income taxes, a “determination” as defined in Section 1313(a) of the Code, or execution of an Internal Revenue Service Form 870-AD, and (y) in respect of taxes other than U.S. Federal income taxes, any final determination of liability in respect of a tax that, under applicable law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations; and (iii) “Payment” means any payment, benefit or distribution (or combination thereof) by Parent, the Company or any other person to you or for your benefit, including any severance payments and payments in respect of your equity-based compensation awards pursuant to the Merger Agreement.

3.

Except as expressly set forth herein, this Amendment shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Offer Letter, all of which shall continue in full force and effect, and shall not, by implication or otherwise, limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the parties thereto. From and after the date of this Amendment, all references to the Offer Letter shall be deemed to refer to the Offer Letter as amended by this Amendment. Notwithstanding anything herein to the contrary, this Amendment shall be null and void ab initio if the Merger Agreement is terminated prior to the Closing of the Offer.

4.

This Amendment shall be binding upon and shall inure to the benefit of the Company and Parent and their respective permitted successors and assigns; provided, however, that the Company or Parent, as applicable, shall assign this Amendment to, and all rights and obligations hereunder, shall inure to the benefit of and be binding upon, any person, firm, corporation or other entity resulting from the reorganization of the Company or Parent, as applicable, or succeeding to the business or assets of the Company or Parent, as applicable, by purchase, merger, consolidation or otherwise.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first written above.

CYMABAY THERAPEUTICS, INC.,
by

Name:
Title:

Name: